Exhibit 12.1
Endeavour International Corporation
Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (Loss) before Minority Interest and Taxes	$(19,842)	$(22,824)	$(36,911)	$(4,491)	$(68)
Adjustments:
Equity losses	79	201	1,217	28	—

Adjusted loss before minority interest and taxes	(19,763)	(22,623)	(35,694)	(4,463)	(68)

Add: Fixed charges	5,115	295	3,570	3,708	—
Less: Capitalized interest	(793)	—	—	(396)	—

Earnings	$(13,855)	$(22,328)	$(32,124)	$(359)	$(68)

Fixed Charges:
Interest expense	$4,322	$295	$3,570	$3,312	$—
Capitalized interest	793	—	—	396	—

Total fixed charges	$5,115	$295	$3,570	$3,708	$—

Ratio of earnings to fixed charges	—	—	—	—	—
For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.
Earnings were insufficient to cover fixed charges by $19.0 million, $22.6 million, $35.7 million and $4.1 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively.